Fiscal and Economic Update

SECOND QUARTER 2024–2025

November 2024
Department of Finance and Treasury Board

New Nouveau Brunswick

Fiscal and Economic Update
Second Quarter 2024–2025

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada
Finance and Treasury Board - New Brunswick

November 2024

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-3806-7

2024–2025 Fiscal Update

Projections for the 2024–2025 fiscal year show a deficit of $92.1 million compared to the budgeted surplus of $40.9 million.

Total revenue is projected to be $118.8 million higher than budget. The improvement is due to an increase in conditional grants from the federal government, gains in personal income tax and corporate income tax revenues, as well as various other miscellaneous revenues across government.

Total expenses are projected to be higher than budget by $251.8 million. This is due to higher expenses in Health and Special Purpose Accounts, which are somewhat offset by lower expenses in Special Operating Agencies and Service of the Public Debt.

The net debt is projected at $12.2 billion.

TABLE 1
SECOND QUARTER FISCAL SUMMARY
($ Millions)

	2024–2025 Full Year to March 31, 2025			2024–2025 Year-to-date to Sept. 30, 2024		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue	13,296.2	13,415.0	118.8	6,640.3	6,846.2	205.9
Expense	13,255.3	13,507.1	251.8	6,389.9	6,514.8	124.9
Surplus (Deficit)	**40.9**	**(92.1)**	**(133.0)**	**250.4**	**331.4**	**81.0**

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.

Numbers may not add up due to rounding.

Revenue Outlook

Revenue is projected to be $118.8 million higher than budget. The major variances include:

- Special Purpose Account revenue is up $49.4 million mainly due to the Canada Community-Building Fund being transferred to Environment and Local Government. This item is offset by a corresponding decrease in the Regional Development Corporation's Special Operating Agency.

- Miscellaneous revenue is up $34.4 million mainly due to a contract cancellation resulting in returned funds to the Province and higher projections of defaulted deposits under the Immigrant Entrepreneur Program.

- Conditional Grants from the federal government are up $26.7 million mainly due to new funding under the Potato AgriRecovery Initiative, as well as higher projected recoveries for the Disaster Financial Assistance program and funding under the Proof of Vaccination Agreement. This is partially offset by lower than budgeted funding under the Canada-wide Early Learning and Child Care Agreement.

- Personal Income Tax revenue is up $24.0 million due to stronger income, population, and employment growth.

- Sale of Goods and Services is up $23.2 million due to higher revenue from the vehicle recovery levy and from the New Brunswick Community College, as well as other gains across various entities.

- Corporate Income Tax revenue is up $20.9 million due to an anticipated prior year adjustment.

- Capital Revenue is up $7.4 million mainly due to new funding under the 2 Billion Trees Agreement. This is partially offset by lower federal recoveries due to schedule changes for major capital projects.

- Licences and Permits are up $6.5 million mainly due to an increased volume of licences and registrations under the *Motor Vehicle Act*.

- Special Operating Agency revenue is down $53.5 million mainly due to the transfer of the Canada Community-Building Fund to the Special Purpose Account.

- Unconditional grants are down $13.7 million due to official federal estimates of the Canada Health Transfer and the Canada Social Transfer.

- Tobacco Tax revenue is down $10.0 million due to lower than projected volumes being sold.

- Return on Investment is down $7.3 million due to lower than budgeted net earnings from the New Brunswick Power Corporation. This is partially offset by higher net earnings for the New Brunswick Liquor Corporation.

Expense Outlook

Total expenses are projected to be over budget by $251.8 million. The major variances include the following:

- Health is projected to be over budget by $192.9 million mainly due to higher operating and personnel costs in the Regional Health Authorities associated with travel nurses, overtime, training of new staff and other supply pressures.

- Special Purpose Accounts are projected to be over budget by $65.3 million mainly due to reclassification of the Canada Community-Building Fund from a Special Operating Agency to a Special Purpose Account as well as additional expenditures in the Climate Change Fund.

- Social Development is projected to be over budget by $49.6 million mainly due to increased demands for services within Income Security and Child Welfare and Youth Services.

- Agriculture, Aquaculture and Fisheries is projected to be over budget by $25.0 million due to the 2023 Canada-NB Potato AgriRecovery Initiative.

- Capital Account expense is projected to be over budget by $11.7 million mainly due to additional costs related to nursing home improvements. These costs are primarily offset by federal recoveries under the Aging with Dignity agreement.

- Special Operating Agencies are projected to be under budget by $58.1 million mainly due to the reclassification of the Canada Community-Building Fund as a Special Purpose Account as well as projects not advancing as anticipated under the Integrated Bilateral Agreement.

- Service of the Public Debt is projected to be under budget by $25.0 million due to higher projections of short-term interest earnings.

- Investment in Tangible Capital Assets in the Ordinary Account is projected to be under budget by $18.2 million due to a change in the classification of the expenditure for accounting purposes.

- Post-Secondary Education, Training and Labour is projected to be under budget by $11.9 million mainly due to lower costs associated with grants to universities for on-campus student housing and lower expenses in Student Financial Services because of increased federal funding to students.
- Other Agencies are projected to be under budget by $9.9 million mainly due to decreased activity associated with several consolidated entities.

Second Quarter Actual Results

Second quarter actuals show a surplus of $331.4 million compared to a quarterly budgeted surplus of $250.4 million.

- The difference between the second quarter actual surplus and the projected surplus reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.
- On a year-to-date actual basis, revenue is $205.9 million higher than the second quarter budget, largely due to the timing of own source and conditional grant revenues.
- Total actual expenses for the quarter are $124.9 million higher than the second quarter budget, mainly due to higher year-to-date expenses for Other Agencies and Social Development.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2024–2025 Full Year to March 31, 2025			2024–2025 Year-to-date to Sept. 30, 2024		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue						
Ordinary Account	12,761.5	12,872.0	110.6	6,390.9	6,587.5	196.6
Capital Account	26.8	34.2	7.4	7.0	8.9	1.9
Special Purpose Account	124.0	173.4	49.4	33.8	59.0	25.2
Special Operating Agencies	176.5	123.1	(53.5)	104.9	81.8	(23.1)
Sinking Fund Earnings	207.4	212.2	4.8	103.7	109.0	5.3
Total Revenue	**13,296.2**	**13,415.0**	**118.8**	**6,640.3**	**6,846.2**	**205.9**
Expense						
Ordinary Account	12,066.8	12,297.3	230.5	5,857.7	5,958.2	100.5
Capital Account	197.9	209.6	11.7	118.8	152.1	33.3
Special Purpose Account	152.6	217.8	65.3	47.0	63.1	16.1
Special Operating Agencies	175.4	117.3	(58.1)	42.3	38.2	(4.1)
Amortization of Tangible Capital Assets	662.7	665.1	2.4	324.1	303.2	(20.9)
Total Expense	**13,255.3**	**13,507.1**	**251.8**	**6,389.9**	**6,514.8**	**124.9**
Surplus (Deficit)	**40.9**	**(92.1)**	**(133.0)**	**250.4**	**331.4**	**81.0**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2024–2025 Full Year to March 31, 2025			2024–2025 Year-to-date to Sept. 30, 2024		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Net Debt - Beginning of Year	**(12,362.2)**	**(11,829.1)**	**533.1**	**(12,362.2)**	**(11,829.1)**	**533.1**
Changes in Year						
Surplus (Deficit)	40.9	(92.1)	(133.0)	250.4	331.4	81.0
Investments in Tangible Capital Assets	(1,018.9)	(949.9)	68.9	(450.1)	(394.5)	55.6
Amortization of Tangible Capital Assets	662.7	665.1	2.4	324.1	303.2	(20.9)
(Increase) Decrease in Net Debt	**(315.3)**	**(377.0)**	**(61.7)**	**124.4**	**240.1**	**115.7**
Net Debt - End of Year	**(12,677.6)**	**(12,206.1)**	**471.5**	**(12,237.8)**	**(11,589.0)**	**648.8**

Net Debt - Beginning of Year has been updated to reflect the ending net debt that was published in the 2023-2024 Consolidated Financial Statements (Public Accounts Volume I).

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2024–2025 Full Year to March 31, 2025			2024–2025 Year-to-date to Sept. 30, 2024		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Taxes						
Personal Income Tax	2,440.0	2,464.0	24.0	1,223.0	1,255.3	32.3
Corporate Income Tax	690.2	711.1	20.9	343.6	343.7	0.1
Provincial Real Property Tax	506.5	509.8	3.3	248.0	248.3	0.3
Harmonized Sales Tax: net of credit	2,380.9	2,380.9	0.0	1,237.5	1,240.4	2.9
Gasoline and Motive Fuels Tax	200.0	202.0	2.0	103.0	105.2	2.2
Tobacco Tax	75.0	65.0	(10.0)	41.3	35.2	(6.1)
Pari-Mutuel Tax	0.5	0.5	0.0	0.2	0.3	0.1
Insurance Premium Tax	91.3	91.4	0.1	39.1	39.1	0.0
Real Property Transfer Tax	49.0	53.0	4.0	23.9	29.0	5.1
Financial Corporation Capital Tax	34.5	34.5	0.0	17.3	17.3	0.0
Cannabis Duty	14.0	14.0	0.0	7.0	5.8	(1.2)
Vaping Duty	1.0	1.0	0.0	0.5	0.0	(0.5)
Penalties and Interest	16.0	16.0	0.0	9.2	9.6	0.4
	6,498.9	6,543.1	44.3	3,293.6	3,329.2	35.6
Return on Investment	284.5	277.3	(7.3)	161.1	195.6	34.5
Licences and Permits	167.7	174.2	6.5	89.5	97.6	8.1
Sale of Goods and Services	549.6	572.8	23.2	251.2	315.9	64.7
Royalties	83.2	83.2	0.0	21.0	26.4	5.4
Agency Revenues	208.9	208.1	(0.9)	104.5	111.4	6.9
Fines and Penalties	7.0	5.8	(1.2)	3.5	2.9	(0.6)
Miscellaneous	78.1	112.4	34.4	38.6	38.5	(0.1)
Total - Own Source Revenue	**7,877.9**	**7,976.9**	**99.0**	**3,963.0**	**4,117.5**	**154.5**
Unconditional Grants – Canada						
Fiscal Equalization Payments	2,897.0	2,897.0	0.0	1,448.5	1,448.5	0.0
Canada Health Transfer	1,085.4	1,075.1	(10.3)	542.7	542.7	0.0
Canada Social Transfer	352.4	349.0	(3.4)	176.2	176.2	0.0
Other	1.9	1.9	0.0	0.9	0.9	0.0
	4,336.7	4,323.1	(13.7)	2,168.3	2,168.3	0.0
Conditional Grants – Canada	559.5	586.2	26.7	266.0	308.2	42.2
Total - Grants from Canada	**4,896.3**	**4,909.3**	**13.0**	**2,434.3**	**2,476.5**	**42.2**
Subtotal	**12,774.2**	**12,886.2**	**112.0**	**6,397.3**	**6,594.0**	**196.7**
Inter-account Transactions	(12.7)	(14.2)	(1.5)	(6.4)	(6.5)	(0.1)
Ordinary Account Revenue	**12,761.5**	**12,872.0**	**110.6**	**6,390.9**	**6,587.5**	**196.6**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2024–2025 Full Year to March 31, 2025			2024–2025 Year-to-date to Sept. 30, 2024		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries	48.5	73.5	25.0	17.7	17.5	(0.2)
Education and Early Childhood Development	1,910.8	1,919.0	8.3	898.2	883.6	(14.6)
Environment and Local Government	173.4	172.4	(1.0)	88.2	65.6	(22.6)
Executive Council Office	11.7	11.6	(0.2)	5.9	5.7	(0.2)
Finance and Treasury Board	49.1	44.7	(4.4)	32.3	28.1	(4.2)
General Government	1,210.1	1,211.3	1.2	602.4	613.6	11.2
Health	3,798.2	3,991.0	192.9	1,858.2	1,859.7	1.5
Justice and Public Safety	374.8	380.0	5.1	182.9	186.4	3.5
Legislative Assembly	47.3	45.8	(1.5)	18.5	16.5	(2.0)
Natural Resources and Energy Development	210.2	212.1	1.9	73.2	72.1	(1.1)
New Brunswick Housing Corporation	196.3	196.2	(0.2)	98.2	65.9	(32.3)
Office of the Premier	1.7	1.7	0.0	0.9	0.9	0.0
Opportunities New Brunswick	46.5	38.2	(8.3)	16.8	11.9	(4.9)
Other Agencies	455.2	445.2	(9.9)	224.2	340.0	115.8
Post-Secondary Education, Training and Labour	750.3	738.4	(11.9)	391.6	377.7	(13.9)
Regional Development Corporation	80.9	73.9	(7.0)	14.4	14.3	(0.1)
Service of the Public Debt	608.0	583.0	(25.0)	304.8	279.5	(25.3)
Social Development	1,663.0	1,712.6	49.6	836.6	905.7	69.1
Tourism, Heritage and Culture	80.7	80.1	(0.6)	42.9	46.5	3.6
Transportation and Infrastructure	396.5	396.5	0.0	173.0	182.3	9.3
Subtotal	**12,113.2**	**12,327.3**	**214.1**	**5,880.9**	**5,973.5**	**92.6**
Investment in Tangible Capital Assets	(18.2)	0.0	18.2	(9.1)	(1.5)	7.6
Inter-account Transactions	(28.1)	(30.0)	(1.8)	(14.1)	(13.8)	0.3
Ordinary Account Expense	**12,066.8**	**12,297.3**	**230.5**	**5,857.7**	**5,958.2**	**100.5**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2024–2025 Full Year to March 31, 2025			2024–2025 Year-to-date to Sept. 30, 2024		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries...	0.5	0.3	(0.2)	0.5	0.1	(0.4)
Education and Early Childhood Development...	2.7	2.7	0.0	1.6	1.3	(0.3)
Environment and Local Government...	1.0	1.0	0.0	0.9	0.1	(0.8)
Health...	44.4	39.4	(5.0)	0.0	(0.1)	(0.1)
Natural Resources and Energy Development...	32.4	22.1	(10.3)	9.5	7.0	(2.5)
New Brunswick Housing Corporation...	38.0	67.4	29.4	19.0	21.2	2.2
Post-Secondary Education, Training and Labour...	2.2	2.2	0.0	2.0	1.7	(0.3)
Regional Development Corporation...	63.7	63.7	0.0	61.5	60.4	(1.1)
Social Development...	17.0	29.1	12.1	2.9	2.5	(0.4)
Tourism, Heritage and Culture...	20.0	21.5	1.5	10.5	5.2	(5.3)
Transportation and Infrastructure...	976.7	910.1	(66.5)	451.4	445.7	(5.7)
Subtotal...	**1,198.5**	**1,159.5**	**(39.0)**	**559.8**	**545.1**	**(14.7)**
Investment in Tangible Capital Assets...	(1,000.7)	(949.9)	50.7	(441.0)	(393.0)	48.0
Capital Account Expense...	**197.9**	**209.6**	**11.7**	**118.8**	**152.1**	**33.3**


N.B. Real GDP, 2024 (%)
Q2 Update
Budget 2024–2025
Average 1.2
1.5
1.3
1.3
1.3
1.2
1.1
1.1
0.6
CIBC
CBoC
TD Bank
N.B. FTB
BMO
Scotia Bank
Royal Bank
National Bank
Source: N.B. Finance and Treasury Board


Employment, N.B.
Unemployment rate, N.B.
(Persons x 1,000)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2022
2023
2024
Sources: Statistics Canada Table 14-10-0287-01, N.B. FTB calculations


Inflation vs. Average weekly earnings, N.B.
(Unadjusted, Y/Y % change)
CPI
Average weekly earnings
Sources: Statistics Canada Tables 14-10-0203-01 and 18-10-0004-01


Investment in building construction, N.B.
(Unadjusted, YTD to Sept.)
(Billions of current dollars)
2018
2019
2020
2021
2022
2023
2024
Source: Statistics Canada Table 34-10-0175-01

New Brunswick Economic Outlook		
	Budget	Revised
Real GDP	0.7	1.3
Nominal GDP	3.2	3.9
Primary Household Income	4.2	6.0
Population (July 1)	2.0	2.7
Labour Force	2.0	4.2
Employment	1.2	3.0
Unemployment Rate (%)	6.8	7.5
Consumer Price Index	2.7	2.4

Sources: Statistics Canada, N.B. Finance and Treasury Board

% change unless otherwise indicated

Based on data available as of October 31, 2024

2024 Economic Update

- In 2024, the IMF projects global economic growth at 3.2%, a slight decrease from 3.3% the previous year. This is due to mixed trends, with stronger growth in the U.S. balancing out weaker performance in major European economies such as Germany.
- The U.S. Bureau of Economic Analysis estimates real Gross Domestic Product (GDP) growth in the U.S. rose by 2.8% in the third quarter of 2024, driven by consumer spending, exports, and federal government spending. The IMF is forecasting U.S. real GDP growth of 2.8% for the year.
- Statistics Canada reported that real GDP for Canada grew by 0.9% in Q2 2024 compared to the same quarter a year ago, mainly due to improvements in household and governments final consumption. The Bank of Canada anticipates real GDP growth of 1.2% for the year.
- The Department of Finance and Treasury Board projects economic growth of 1.3% in 2024, slightly above the private sector forecasters' average of 1.2%.
- As of July 1, 2024, New Brunswick's population reached a record high of 854,355, a notable 2.7% increase (+22,165) from the previous year. This marks the third consecutive year of population growth exceeding 2.0%.
- New Brunswick's employment grew by 3.2% over the first nine months of 2024 compared to the same period in 2023, supported by gains in both part-time (+10.8%) and full-time employment (+1.9%).
- Wages and salaries in the province improved by 6.2% over the first half of 2024 compared to the same period in the previous year, with roughly equal gains in goods-producing (+5.9%) and services-producing (+6.3%) industries.

- Average weekly earnings in the province increased by 3.3% year-to-date to August.
- From January to August 2024, building construction investment increased by 29.4% to reach $2.7 billion. This growth is driven by strong gains in both residential (+31.6%) and non-residential investment (+23.2%).
- New Brunswick's housing starts totalled 4,516 units for the first three quarters of 2024, the highest number for the period since 1976, and an increase of 43.6% compared to 2023.
- Retail sales grew by 4.6% year-to-date in August. The clothing and accessories product group had the highest growth, which rose 13.5%, followed by motor vehicle and parts dealers (+8.3%) and general merchandise retailers (+7.3%).
- Exports from January to August 2024 declined 0.9% compared to the prior year, mostly attributed to lower exports in basic and industrial chemical, plastic and rubber products (-11.4%).
- On a year-to-date basis to September, the Consumer Price Index (CPI) increased by 2.4% in 2024 compared to the same period the previous year, with the highest price increases occurring in shelter (+5.5%) and food (+3.8%).

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 31-Oct-2024)

	Year-to-date			Reference period
Indicators	**2023**	**2024**	**% Change**	**from January to:**
Labour force (x 1,000)	413.4	429.1	3.8%	September
Employment (x 1,000)	385.6	398.0	3.2%	September
Unemployment (x 1,000)	27.8	31.0	11.5%	September
Unemployment rate (%)	6.7	7.2	...	September
Participation rate (%)	60.7	61.0	...	September
Employment rate (%)	56.6	56.6	...	September
Average weekly earnings ($)	1,095.94	1,132.30	3.3%	August
Retail trade ($M)	11,265.1	11,786.5	4.6%	August
Food services and drinking places ($M)	1,005.0	1,066.3	6.1%	August
Consumer Price Index (2002=100)	157.2	160.9	2.4%	September
Housing starts (units)	3,145	4,516	43.6%	September
Investment in residential building construction ($M)	1,540.8	2,027.9	31.6%	August
Investment in non-residential building construction ($M)	548.2	675.3	23.2%	August
Manufacturing sales ($M)	16,677.4	16,679.0	0.0%	August
International exports ($M)	12,249.5	12,133.6	-0.9%	August

... Not applicable
Source: Statistics Canada